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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                                 Skolniks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   830798-401
                              ---------------------
                                 (CUSIP Number)


   Wiley Sam Dennis, 7755 East Gray Road, Suite 100, Scottsdale, Arizona 85260
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                      1995
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.    830798 40 1                                    Page 2 of 7 Pages
         ----------------------
--------------------------------                          ----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wiley Sam Dennis

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

              PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              |_|


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
================================================================================
                           7         SOLE VOTING POWER

                         -------------------------------------------------------
        NUMBER OF          8         SHARED VOTING POWER
         SHARES
      BENEFICIALLY                        1,327,998
        OWNED BY         -------------------------------------------------------
          EACH             9         SOLE DISPOSITIVE POWER
        REPORTING
         PERSON
          WITH           -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                          1,327,998
================================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,332,998*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               17.19%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* Includes 5,000 Shares held by the Reporting Person's son with regard to which the Reporting Person disclaims beneficial ownership

                                  SCHEDULE 13D

--------------------------------                          ----------------------
CUSIP NO.    830798 40 1                                    Page 3 of 7 Pages
         ----------------------
--------------------------------                          ----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jean C. Dennis

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

              PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              |_|


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
================================================================================
                           7         SOLE VOTING POWER

                         -------------------------------------------------------
        NUMBER OF          8         SHARED VOTING POWER
         SHARES
      BENEFICIALLY                        1,327,998
        OWNED BY         -------------------------------------------------------
          EACH             9         SOLE DISPOSITIVE POWER
        REPORTING
         PERSON
          WITH           -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                          1,327,998
================================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,332,998*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               17.19%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* Includes 5,000 Shares held by the Reporting Person's son with regard to which the Reporting Person disclaims beneficial ownership

--------------------------------                          ----------------------
CUSIP NO.    830798 40 1                                    Page 4 of 7 Pages
         ----------------------
--------------------------------                          ----------------------
Item 1.  Security and Issuer

         Name of Issuer:            Skolniks, Inc.
                                    7755 E. Gray Road, Suite 100
                                    Scottsdale, Arizona  85260

         Equity Security:           Common Stock

Item 2.  Identity and Background

         (a)      Name:             Wiley Sam and Jean C. Dennis

         (b)      Residence or business address:

                                    2211 Norfolk, Suite 910
                                    Houston, Texas  77098

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                                    Dr. Dennis is a physician with:

                                    M H Radiation Oncology Associated
                                    2211 Norfolk, Suite 910
                                    Houston, Texas  77098

         (d)      During the last five years,  neither Reporting Person has been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors);

         (e) During the last five years, neither Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:      United States

Item 3.  Source and Amount of funds or Other Consideration

         The Reporting Persons purchased the securities reported hereunder with personal funds as follows:


             Securities                               Purchase Price
             ----------                               --------------

232,998* shares of Common Stock purchased          Approximately $900,000
in open-market transactions


* Includes 5,000 Shares held by the Reporting Person's son with regard to which the Reporting Person disclaims beneficial ownership

--------------------------------                          ----------------------
CUSIP NO.    830798 40 1                                    Page 5 of 7 Pages
         ----------------------
--------------------------------                          ----------------------



Warrants  to  purchase   800,000                The  Warrants   were  issued  in
shares  of  Common  Stock  at an                connection  with  loans  to  the
exercise price of $.50 per share                Issuer   in   the    amount   of
                                                $400,000,  at a rate of Warrants
                                                to purchase two shares of Common
                                                Stock for each dollar of loan

300,000  shares of Common  Stock                $300,000
purchased in a private placement
in  connection  with a  Plan  of
Reorganization in bankruptcy


Item 4.  Purpose of Transaction

         The Reporting Persons transactions in the Issuer's securities is for investment purposes. Subsequent to the purchase of 300,000 shares of Common Stock pursuant to consummation of a Plan of Reorganization in bankruptcy, Dr. Wiley Sam Dennis was appointed to the Issuer's Board of Directors.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of Common Stock beneficially owned by the reporting persons as of January 1, 1997 is 1,332,998* shares, which represents 17.19% of the total Common Stock outstanding. This number includes an aggregate of 800,000 shares of Common Stock issuable upon exercise of currently exercisable options.

         (b) The reporting persons have shared voting and dispositive power over the 1,327,998 shares of Common Stock beneficially owned. This number includes currently exercisable options to acquire an aggregate of 800,000 shares of Common Stock.

         (c) The reporting person effected the following transactions within 60 days of January 1, 1997:

     Date           Type of Transaction    Number of Shares      Price Per Share

December 18, 1996         Purchase               300,000               $1.00

The transaction described above was effected through a private placement by the issuer.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.    Material to Be Filed as Exhibits

         Exhibit I - Joint Filing Agreement

* Includes 5,000 Shares held by the Reporting Person's son with regard to which the Reporting Person disclaims beneficial ownership

--------------------------------                          ----------------------
CUSIP NO.    830798 40 1                                    Page 6 of 7 Pages
         ----------------------
--------------------------------                          ----------------------


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        January 20, 1997             /s/Wiley Sam Dennis
                                     -------------------------------------------
                                        Wiley Sam Dennis

                                     /s/Jean C. Dennis by W. Sam Dennis,
                                     -------------------------------------------
                                        Jean C. Dennis
                                     Attorney-in-Fact under P.O.A. dated 11/5/90


       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Attention: Intentional misstatements or omissions of fact constitute
                 Federal criminal violations (See 18 U.S.C. 1001)

--------------------------------                          ----------------------
CUSIP NO.    830798 40 1                                    Page 7 of 7 Pages
         ----------------------
--------------------------------                          ----------------------


                                    EXHIBIT I

                             JOINT FILING AGREEMENT
                             ----------------------


        The undersigned hereby agree that the Schedule 13D to which this Agreement is attached as an exhibit is filed on behalf of each of them.



        January 20, 1997            /s/Wiley Sam Dennis
                                     -------------------------------------------
                                       Wiley Sam Dennis

                                    /s/Jean C. Dennis by W. Sam Dennis,
                                     -------------------------------------------
                                       Jean C. Dennis
                                    Attorney-in-Faact under P.O.A. dated 11/5/90